

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Sterling Griffin
Chief Executive Officer
Harbor Custom Development, Inc.
11505 Burnham Dr., Suite 301
Gig Harbor, Washington 98332

      Re: Harbor Custom Development, Inc.
          Form 8-K filed on April 21, 2022
          File No. 001-39266

Dear Mr. Griffin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on April 21, 2022

General

1.   Please revise your disclosure to include, in accordance with Item 4.02(a)(3), a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 with any questions.

                                   Sincerely,

Sterling Griffin
Harbor Custom Development, Inc.
April 21, 2022
Page 2

Division of Corporation Finance
Office of Real Estate & Construction